Certificate of Designations, Preferences and

Rights of Series A Preferred Stock

First Rate Staffing Corporation

ARTICLE ONE

The name of the corporation is "First Rate Staffing Corporation" (herein referred to as the “Corporation”).

ARTICLE TWO

Pursuant to authority conferred upon the Board of Directors by the Certificate of Incorporation and Sections 151 and 157 of the General Corporate Law of Delaware, the Board of Directors of the Corporation duly adopted the resolutions attached hereto as the Board of Directors’ resolutions (the “Resolutions”) designating 2,000,000 shares the Corporation’s Series A preferred stock, $.0001 par value per share, from the Corporation’s twenty million (30,000,000) shares of authorized preferred stock, $.0001 par value per share, and fixing and determining the preferences, limitations and relative rights of such Series A preferred stock by which each share of Series A preferred stock shall be entitled to 25 votes on all matters on which shareholders are entitled to vote..

ARTICLE THREE

The attached Resolutions were adopted by the Board of Directors of the Corporation on July 10, 2013.

ARTICLE FOUR

The attached Resolutions were duly adopted by all necessary action on the part of the Corporation.

In Witness Whereof, the Corporation has caused this Certificate to be signed and attested by its duly authorized officer, on this 31st day of July, 2013.

By:	/s/ Cliff Blake
Cliff Blake, Chief Executive Officer